Exhibit 99.1

Brera Holdings PLC Acquires Strategic Stake in Manchester United PLC

Nasdaq-listed BREA Plans to Meet NYSE-listed MANU to Discuss Brera’s ‘Social Impact Football’ Business Model and Other Value-Building Strategies

New York, Manchester, Milan and Dublin—June 6, 2023—(GLOBE NEWSWIRE) - Brera Holdings PLC (Nasdaq: BREA) (“Brera Holdings” or the “Company”) today announced that it has made a strategic investment in Manchester United PLC (NYSE: MANU) (“MANU”) and invited the MANU board to a briefing on Brera’s innovative “Social Impact Football” business model and other value-building strategies. Although MANU’s market capitalization on the New York Stock Exchange is approximately $3 billion, according to the Financial Times, the price range for a pending sale of MANU, the holding company of Manchester United Football Club (“United”), could exceed $6 billion.

“We believe that our strategic investment in MANU at this time has potential for value creation and eventual realization, and we look forward to briefing their board on ways to achieve that,” said Brera Holdings CEO, Sergio Scalpelli. “As owners of ‘The Third Team of Milan’ Brera FC, we have seen how an innovative business model, our Nasdaq IPO, and a social impact focus can not only capture attention but also lead to international expansion, diversification, and growth opportunities,” Scalpelli continued.

Beginning last week, BREA began acquiring MANU shares through open market purchases, which now exceed $100,000, according to Brera Holdings Executive Chairman, Dan McClory. BREA intends to provide updates on its strategic stake in MANU, including United’s performance and its owner’s sale process.

While United recently finished its English Premier League season in third place to qualify once again for the Champions League, Brera Holdings announced that Brera FC had advanced to the FENIX Trophy semifinals being held this week in Milan. BBC Sport called the FENIX Trophy tournament the “Champions League for Amateurs” in its coverage of the tournament last year. Brera FC was named the “Social Impact Soccer Team of 2022” by the US-based Internet Marketing Association.

ABOUT BRERA HOLDINGS PLC:

Brera Holdings PLC is a Nasdaq-listed (Stock Ticker: BREA) Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football and sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football- and sports-related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division Championship in Mozambique, a country of nearly 32 million people. In April 2023, the Company completed its 90%-acquisition of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country which has the right to participate in two major UEFA competitions. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com